

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Alfred Altomari
Chief Executive Officer
Agile Therapeutics, Inc.
500 College Road East, Suite 310
Princeton, New Jersey 08540

Re: Agile Therapeutics, Inc.
Registration Statement on Form S-1
Filed May 13, 2022
File No. 333-264960

Dear Mr. Altomari:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. When available, please revise your prospectus cover page to clarify the number of shares and warrants being offered.
2. Please revise your prospectus cover page to disclose the date on which the offering will terminate. For guidance, please refer to Item 501(b)(8)(iii) of Regulation S-K.

Use of Proceeds, page 14

3. Please revise your Use of Proceeds section to show how the amount of proceeds will be allocated assuming different amounts of proceeds raised and the number of shares sold, for example 100%, 75%, 50% and 25% of the shares offered for sale in this offering.

<u>Exhibits</u>

4.   Please file the placement agent agreement as an exhibit to your registration statement or advise.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Bryan S. Keighery